Exhibit 12.1

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	PFGI						Predecessor
	Fiscal year ended December 31, 2006	Fiscal year ended December 25, 2005		21 weeks ended December 26, 2004		36 weeks ended July 31, 2004	16 weeks ended November 24, 2003		Fiscal year ended July 31,
									2003	2002
	(In thousands)
Fixed charges as defined:
Interest expense	$86,615	$71,104		$26,260		$26,240	$9,310		$11,592	$14,513
One-third of non-cancelable lease rent	2,026	2,062		499		845	317		1,119	1,473

Total fixed charges (A)	88,641	73,166		26,759		27,085	9,627		12,711	15,986

Eanings as defined:
Earnings (loss) before income taxes	60,022	(43,602)		(15,281)		(87,070)	(4,580)		13,964	16,112
Add fixed charges	88,641	73,166		26,759		27,085	9,627		12,711	15,986

Earnings and fixed charges (B)	148,663	29,564		11,478		(59,985)	5,047		26,675	32,098

Ratio of earnings to fixed charges: (B/A)	1.68	NM	(1)	NM	(1)	NM (1)	NM	(2)	2.10	2.01

(1)	PFGI’s earnings for fiscal 2005, the 21 weeks ended December 26, 2004 and the 36 weeks ended July 31, 2004 were insufficient to cover fixed charges by $43.6 million, $15.3 million and $87.1 million, respectively.

(2)	The Predecessor’s earnings for the 16 weeks ended November 24, 2003 were insufficient to cover fixed charges by $4.6 million.